1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com MATTHEW CARTER matthew.carter@dechert.com +1 202 261 3395 Direct +1 703 302 9402 Mobile

December 26, 2023

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: CAZ Strategic Opportunities Fund (File Nos. 333-273837 and 811-23892)

Dear Ms. Dubey:

On behalf of CAZ Strategic Opportunities Fund (the “Fund”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided in a phone call on December 21, 2023 among Thomas J. Friedmann, Matthew J. Carter and Alexander C. Karampatsos of Dechert LLP, outside counsel to the Fund, and Anu Dubey of the Staff, in connection with the Staff’s review of the Pre-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed with the SEC on December 19, 2023.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

PROSPECTUS

Summary of Terms (pages 14 – 17)

1.	Comment: Under the “Purchase of Shares” sub-section, the first sentence of the first paragraph is incomplete. Please update the paragraph to complete the sentence and the disclosure.

Response: The Fund acknowledges the Staff’s comment and has deleted the first paragraph in the sub-section. The Fund notes that the SEC has issued an exemptive order for multi-class relief to the Fund and that the disclosure is no longer needed.

December 26, 2023 Page 2

Summary of Fees and Expenses (pages 31 – 32)

2.	Comment: In footnote six to the Summary of Fees and Expenses table please disclose whether the Adviser has the ability to recoup expenses with respect to the Class F Shares, and if so, please provide a brief description of the terms.

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

Sales Charges – Class A Shares (pages 68 - 69)

3.	Comment: In the third sentence of the third paragraph of the “Purchase of Class A Shares” sub-section, delete the following language: “whether you will be able” from that sentence and clarify the disclosure.

Response: The Fund acknowledges the Staff’s comment and has revised the third sentence of the third paragraph of the “Purchase of Class A Shares” sub-section as follows:

Please contact your financial intermediary for information about which classes of Shares of the Fund they offer and for more information about any ~~whether you will be able to take advantage of the~~ sales charge waivers and discounts described in this Prospectus

STATEMENT OF ADDITIONAL INFORMATION

Repurchases and Transfers of Shares (page 143)

4.	Comment: In the bulleted list contained in the “Mandatory Repurchase and Redemptions” sub-section, please delete the fifth bullet.

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly

PART C: OTHER INFORMATION

Financial Statements and Exhibits (pages 168 – 169)

December 26, 2023 Page 3

5.	Comment: Please file the actual versions of the following agreements, rather than then “Form of”:
a.	Distribution Agreement
b.	Custodian Agreement
c.	Master Services Agreement
d.	Services Agreement
e.	Expense Support Agreement
f.	Expense Support Agreement for Class F

Response: The Fund acknowledges the Staff’s comment and will file the actual agreements in a subsequent amendment.

6.	Comment: Describe Section 6.11 of the Declaration of Trust in the Prospectus, including the fact that it does not apply to claims brought under federal securities laws.

Response: The Fund acknowledge the Staff’s comment and has revised the disclosure accordingly.

7.	Comment: Briefly describe Section 12.4 of the Declaration of Trust in the Prospectus, including clause (ii) pertaining to federal securities law claims and disclose the related risks associated with these provisions.

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

8.	Comment: As noted in clause (iv) of Section 12.4 of the Declaration of Trust, disclose in the Prospectus that the shareholders of the Fund waive the right to a jury trial.

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

9.	Comment: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees and officers and replace them with standards set forth in the Declaration of Trust. Such provisions are inconsistent with the federal securities laws and

December 26, 2023 Page 4

the SEC’s views on such persons’ fiduciary duties. Please revise: (a) the last sentence of Section 2.7, (b) the second sentence of Section 3.1, and (c) Section 3.11 before sub-clause (i), of Declaration of Trust to include the following language: “Except as to the duties (including state law fiduciary duties of loyalty and care) and liabilities with regards to matters arising under the federal securities laws,”. Please file the revised Declaration of Trust as an exhibit to a subsequent amendment.

Response: The Fund acknowledges the Staff’s comment and has revised the Declaration of Trust accordingly. The Fund confirms that it will file an amended and restated Declaration of Trust as an exhibit to a subsequent amendment.

* * *

Should you have any questions regarding this letter, please contact Alexander C. Karampatsos at 202.261.3402 (or by e-mail at Alexander.Karampatsos@dechert.com) or Matthew Carter at 202.261.3395 (or by e-mail at Matthew.Carter@dechert.com).

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

/s/ Matthew J. Carter

Matthew J. Carter

cc:        Christopher A. Zook, CAZ Investments LP

Isaiah Massey, CAZ Investments LP

Thomas J. Friedmann, Dechert LLP